News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	December 18, 2018

Seabridge Gold Identifies New Porphyry Target at Iskut
IP and Drilling Find Evidence of a Large Sulfide-bearing Intrusion

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA). This summer’s drilling on Seabridge’s 100%-owned Iskut Project in northwestern British Columbia encountered the hallmarks of a large copper-gold porphyry system: a robust hydrothermal breccia containing abundant clasts of chalcopyrite-pyrite-magnetite in veined intrusive rocks and stock works positioned over a large IP chargeability anomaly interpreted as a sulfide-rich porphyry intrusion. A total of 2,700 meters of core were drilled in the program.

This year’s exploration at the Quartz Rise Lithocap was focused on testing for high-grade epithermal precious metal occurrences associated with the uppermost portion of a porphyry mineral system. Drilling tested the dip projection of high-grade surface samples in an area hosting coincident IP chargeability and resistivity anomalies. Results confirmed that much of the Quartz Rise lithocap had been eroded, leaving little opportunity for a sizeable high-grade epithermal occurrence in this area.

The discovery of a hydrothermal breccia (diatreme) in holes QR-18-14 and 17 confirmed that a porphyry source for the lithocap is nearby. Diatremes are explosive volcanic vents produced in a solid rock structure by the energy from expanding fluids and gases evolving off magmas. Diatremes are commonly found above and adjacent to porphyry mineral systems which are their source of heat and fluids. Extensive review of the available data indicates the source for the diatreme is south and southwest of Quartz Rise, where glacial erosion has exposed rocks deeper in the mineralizing system. This erosional window provides the opportunity to explore into the heart of the porphyry system with much shorter drill holes from a lower elevation (see attached diagram).

Seabridge Chairman and CEO Rudi Fronk commented: “We acquired Iskut in 2016 because it showed clear evidence of a large porphyry system similar in age and geology to our KSM project 30 kilometers to the east. Our view was that the Iskut porphyry was likely too deep to be our primary target and we therefore focused initially on finding a lithocap-hosted epithermal top of the porphyry system. We have since learned that this target is probably not viable in the Quartz Rise area due to erosion. However, we are very excited to find that this same erosion has given us the opportunity to explore for another KSM-style porphyry system located much closer to surface than we anticipated. This is the target we will now pursue at Iskut.”

Analysis of 2018 Drilling

Hole QR-18-14 was designed to test a broad, steeply dipping IP anomaly. This hole discovered a diatreme containing clasts of veined diorite porphyry with well-preserved porphyry copper-gold mineralization in a matrix of fine-grained diorite and milled wallrock with textures indicative of hydrothermal fluid flow. Diorite breccia clasts showed multiple cross-cutting relationships in stockwork veins containing chalcopyrite-pyrite-magnetite. Textures and mineralogy of the diorite breccia clasts and veins are characteristic of potassicly-altered porphyry copper-gold systems, and as such, were not in equilibrium with the surrounding rocks. QR-18-17 was drilled to off-set the intersection in QR-18-14 and found a narrower interval of the diatreme. The source of this diatreme is now believed to be south and southwest of these drill holes. The prospective area has been deeply glaciated, providing nearly 800 meters of vertical exposure into the mineral system.

Drill holes QR-18-11, 12 and 13 off-set to the south of a flat-laying structure exposed on the cliff face along the north side of Quartz Rise. The aim was to test this flat laying structure as an apron to a high angle feeder structure within the lithocap. The target structure was identified in drill core but the feature became narrower and lower grade to the south. Consequently, the feeder zone was interpreted to be north of the structure and where it had undergone significant glacial erosion. Holes QR-18-15, 16, 18 and 19 targeted steeply dipping IP chargeability anomalies at Quartz Rise. These holes generally encountered zones of abundant pyrite, which accounted for the geophysical response; however, the intervals containing precious metals were minor. The deeper parts of these holes transitioned into argillic and phyllic alteration indicating the base of the lithocap had been reached.

Results from the 2018 drilling at Quartz Rise include:

Drill Hole	Length	From	To	Thickness	Gold g/T	Silver g/T	Copper %
QR-18-11	149.6	7.0	18.0	11.0	0.59	0.4	.02
		71.5	75.5	4.0	5.89	23.0	0.13
		82.0	88.0	6.0	0.80	0.5	0.03
QR-18-12	279.0	32.5	47.5	15.0	0.30	2.2	0.03
		130.5	135.0	4.5	0.41	0.6	0.03
		142.5	146.8	4.3	1.61	2.5	0.53
QR-18-13	273.0	25.5	30.0	4.5	1.71	0.1	0.00
		57.0	66.0	9.0	0.86	0.7	0.01
		247.0	268.5	21.5	0.19	0.2	0.03
QR-18-14	621.0	45.5	134.4	88.9	0.26	0.8	0.05
		162.5	194.0	31.5	0.20	0.6	0.05
QR-18-15	300.0	67.0	78.5	11.5	0.47	0.8	0.03
		92.0	96.0	4.0	2.51	1.82	0.07
		189.5	198.0	8.5	0.31	0.9	0.01
QR-18-16	345.0	No significant assays
QR-18-17	243.0	157.9	169.5	11.6	0.46	0.6	0.07
QR-18-18	222.0	No significant assays
QR-18-19	276.0	5.0	15.5	10.5	0.22	1.0	0.01
		55.4	65.0	9.6	0.26	2.95	0.04
		111.0	126.0	15.0	0.26	1.8	0.01

Holes were oriented perpendicular to the targeted zones and are believed to be true widths of the intersected features. Ongoing exploration and drilling will help to confirm this assumption.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the robust hydrothermal breccia encountered in 2018 drilling being interpreted as a sulfide-rich porphyry intrusion and its proximity to the surface; (ii) the review of the available data indicating the source for the diatreme is south and southwest of Quartz Rise; (iii) the feeder zones responsible for the cliff face gold intercepts lying to the north and having been eroded; and (iv) the dilled intercepts being true widths.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the Iskut Project do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net